SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)

America Online Latin America, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

02365B100

(CUSIP Number)

Joan Burton Jensen, Esq.
Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134
Telephone: (305) 442-3452

Copy to:

Robert Spring, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
Telephone: (212) 530-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 3, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aspen Investments LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,670,886
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,670,886

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.0%(1)

(14)	TYPE OF REPORTING PERSON
CO

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 2,000,000 shares of Class A Common Stock owned by Aspen) as of August 9, 2002 as reported in AOL-LA’s Quarterly Report on Form 10Q filed by AOL-LA on August 14, 2002, (ii) 55,454,220 shares of Class A Common Stock into which (ultimately) 55,454,200 shares of Series C Redeemable Convertible Preferred Stock owned by Aspen are immediately convertible on a one-for-one basis, and (iii) 216,666 shares of Class A Common Stock into which (ultimately) 216,777 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Gustavo A. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis.

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atlantis Investments LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,743,108
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,743,108

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.0%(1)

(14)	TYPE OF REPORTING PERSON
CO

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 2,000,000 shares of Class A Common Stock owned by Atlantis) as of August 9, 2002 as reported in AOL-LA’s Quarterly Report on Form 10Q filed by AOL-LA on August 14, 2002, (ii) 55,454,220 shares of Class A Common Stock into which (ultimately) 55,454,200 shares of Series C Redeemable Convertible Preferred Stock owned by Atlantis are immediately convertible on a one-for-one basis, and (iii) 288,888 shares of Class A Common Stock into which (ultimately) 288,888 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Ricardo J. Cisneros and as to which Atlantis has voting power are immediately convertible on a one-for-one basis.

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gustavo A. Cisneros

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Venezuela

	(7)	SOLE VOTING POWER
NUMBER OF		60,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,670,886
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		60,000

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,730,886

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.0%(1)

(14)	TYPE OF REPORTING PERSON
IN

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 2,000,000 shares of Class A Common Stock owned by Aspen) as of August 9, 2002 as reported in AOL-LA’s Quarterly Report on Form 10Q filed by AOL-LA on August 14, 2002, (ii) 55,454,220 shares of Class A Common Stock into which (ultimately) 55,454,220 shares of Series C Redeemable Convertible Preferred Stock owned by Aspen are immediately convertible on a one-for-one basis, and (iii) 216,666 shares of Class A Common Stock into which (ultimately) 216,666 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Gustavo A. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by Gustavo A. Cisneros.

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ricardo J. Cisneros

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Venezuela

	(7)	SOLE VOTING POWER
NUMBER OF		60,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,743,108
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		60,000

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,803,108

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.0%(1)

(14)	TYPE OF REPORTING PERSON
IN

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 2,000,000 shares of Class A Common Stock owned by Atlantis) as of August 9, 2002 as reported in AOL-LA’s Quarterly Report on Form 10Q filed by AOL-LA on August 14, 2002, (ii) 55,454,220 shares of Class A Common Stock into which (ultimately) 55,454,200 shares of Series C Redeemable Convertible Preferred Stock owned by Atlantis are immediately convertible on a one-for-one basis, and (iii) 288,888 shares of Class A Common Stock into which (ultimately) 288,888 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Ricardo J. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by Ricardo J. Cisneros.

     Aspen Investments LLC, a Delaware limited liability company (“Aspen”), Atlantis Investments LLC, a Delaware limited liability company (“Atlantis", and, together with Aspen, “ODC”), Gustavo A. Cisneros (“GAC”), and Ricardo J. Cisneros (“RJC”) (collectively, the “Reporting Persons"), hereby file this Amendment No. 5 (“Amendment No. 5") to amend and supplement the statement on Schedule 13D originally filed on August 21, 2000 and amended on August 24, 2000 (“Amendment No. 1"), January 10, 2001 (“Amendment No. 2") and March 8, 2001 (“Amendment No. 3") and further amended and restated in its entirety on April 20, 2001 (“Amendment No. 4") (as previously so amended, the “Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation (“AOL-LA”). As provided in the Joint Filing Agreement filed as Exhibit No. 1 to Amendment No. 3, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 5 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 5 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the last four paragraphs thereof and adding the following in lieu thereof:

     ODC has entered into a Preferred Stock Conversion Agreement with each of AOL and AOL-LA, dated as of October 3, 2002 (as amended from time to time, the “Conversion Agreement"), pursuant to which, ODC and AOL are obligated to convert a certain number of their shares of Series C Preferred Stock and Series B Preferred Stock, as applicable, into shares of Class A Common Stock on a one-for-one basis, subject to certain conditions (the “Proposed Conversion"). The Conversion Agreement is attached hereto as Exhibit 15.

     The purpose of the Conversion Agreement and the Proposed Conversion is to facilitate the continued listing of AOL-LA’s Class A Common Stock on the Nasdaq SmallCap Market (the “SmallCap Market"). On July 29, 2002, the staff of Nasdaq (the “Staff") informed AOL-LA that the market value of its Class A Common Stock had been below $35,000,000, the minimum level required for continued listing by NASDAQ Marketplace Rule 4310(c)(2)(B)(ii) (the “Rule"). Pursuant to a letter dated September 4, 2002, AOL-LA requested an oral hearing before a panel designated by the Board of Directors of the NASDAQ Stock Market, Inc. (the “Listing Qualifications Panel") with respect to the continued listing of the Class A Common Stock on the SmallCap Market. Such request stayed the pending delisting of the Class A Common Stock. At the hearing before the Listing Qualifications Panel on October 4, 2002, AOL-LA submitted the Proposed Conversion and the Conversion Agreement as a plan for achieving compliance with the Rule.

     In order to cure AOL-LA’s non-compliance with the Rule, AOL-LA’s Class A Common Stock must have a market value of at least $35,000,000 for ten consecutive trading days on or before a date specified by the Listing Qualifications Panel. Pursuant to the terms of the Conversion Agreement (as further described in Item 6), if the closing bid price of the Class A Common Stock on the SmallCap Market is at or above $0.19 on the date on which the Listing Qualifications Panel renders its unqualified decision to permit the continued listing of AOL-LA on the SmallCap Market (the “Panel Decision Date"), then ODC and AOL will be obligated to convert a number of shares of Series C Preferred Stock and Series B Preferred Stock, as applicable, into Class A Common Stock as follows: (1) if the closing bid price is at least $0.21 on the Panel Decision Date, the number of shares of Series C Preferred Stock and Series B Preferred Stock to be converted on the Panel Decision Date will be equal to the number of shares of Class A Common Stock required for the market value of all outstanding shares of Class A Common Stock after giving effect to the conversion to be equal to $40,000,000 or (2) if the closing bid price is below $0.21 but equal to or above $0.19, the number of shares of Series C Preferred Stock and Series B Preferred Stock to be converted on the Panel Decision Date will be that number which, after giving effect to the conversion, will cause the number of outstanding shares of Class A Common Stock to equal 190,476,190. The Proposed Conversion will be effected on a pro rata basis based on the total number of outstanding shares of B Stock, C Stock and Class A Common Stock held by each of AOL (including its wholly owned affiliates and employees) and ODC (including its wholly owned affiliates, employees and GAC, RJC and/or their lineal descendents, and/or any trusts for the benefit of such persons) as of October 3, 2002. In no event, however, will the number of shares of Series C Preferred Stock and Series B Preferred Stock converted into Class A Common Stock pursuant to the Conversion Agreement reduce either ODC’s ownership of Series C Preferred Stock or AOL’s ownership of Series B Preferred Stock to less than 52,339,482 shares and 57,360,818 shares, respectively. The Proposed Conversion, if consummated, will therefore not cause either ODC or AOL to lose their respective rights as holders of C Stock and B Stock as set forth in the Charter.

     If the decision issued by the Listing Qualifications Panel on the Panel Decision Date to permit the continued listing of the Class A Common Stock is subject to any conditions other than that (i) the Proposed Conversion under the terms of the Conversion Agreement shall occur and/or (ii) the Class A Common Stock shall meet the $35,000,000 market value of listed securities test in accordance with the Rule for ten consecutive trading days on or before a date specified (a “Conditional Decision"), then the terms of such Conditional Decision must be accepted in writing by each of ODC and AOL within five business days following the Panel Decision Date (such date, the “Deferred Conversion Date"). In the event that each of ODC and AOL accept such conditions, they will be obligated to effect the Proposed Conversion pursuant to terms of the Conversion Agreement on the Deferred Conversion Date, subject to, among other things, the conditions that (i) the closing bid price of the Class A Common Stock is equal to or above $0.19 and (ii) the conversion on such date shall cause the market value of the outstanding Class A Common Stock, after giving effect to such conversion, to equal or exceed $35,000,000.

     Also in connection with the Conversion Agreement, ODC, AOL Time Warner and AOL have entered into a certain Conversion Voting Agreement (described in Item 6), pursuant to which each party thereto agreed to vote in favor of the Conversion Charter Amendment (described in Item 6) in the event that the Proposed Conversion is consummated.

     The Reporting Persons intend to review their investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the Second Amended and Restated Stockholders’ Agreement (described in Item 6), reserve the right to acquire additional securities of AOL-LA, in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board of Directors and controlling stockholders of AOL-LA; and other future developments.

     As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with the Board of Directors or management of AOL-LA regarding the foregoing.

     Except as set forth elsewhere in this Amendment No. 5, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     References to, and descriptions of, the Stockholders’ Agreement, the Second Amended and Restated Stockholders’ Agreement, the AOL-ODC Registration Rights Agreement, the Voting Agreement and Irrevocable Proxy, the Banco Itaú Registration Rights Agreement, the Stock Purchase Agreement, the Certificate of Designation, the Voting Agreement, the AOL-LA Charter and By-laws , the AOL Voting Agreement, the Conversion Agreement, the Conversion Voting Agreement and the Conversion Charter Amendment are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 5, and are incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     Item 5 of this Statement is hereby amended and restated in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     (a)  As of the date hereof, Aspen and GAC each beneficially owns (i) 2,000,000 shares of Class A Common Stock held by Aspen, and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional (x) 55,454,220 shares of Series C Preferred Stock held by Aspen and (y) 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power as described in Item 4. Shares of Series C Preferred Stock are convertible into shares of Class C Common Stock at any time, \ on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, on a one share for one share basis. All of the equity interest in Aspen is indirectly owned by a trust established by GAC primarily for the benefit of himself and/or members of his family. In addition, GAC beneficially owns immediately exercisable stock options to purchase 60,000 shares of Class A Common Stock.

     As of the date hereof, Atlantis and RJC each beneficially owns (i) 2,000,000 shares of Class A Common Stock held by Atlantis, and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional (x) 55,454,220 shares of Series C Preferred Stock held by Atlantis and (y) 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power as described in Item 4. Shares of Series C Preferred Stock are convertible into shares of Class C Common Stock at any time, on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, on a one share for one share basis. All of the equity interest in Atlantis is indirectly owned by a trust established by RJC primarily for the benefit of himself and/or members of his family. In addition, RJC beneficially owns immediately exercisable stock options to purchase 60,000 shares of Class A Common Stock.

     (b)  Aspen has the shared power to vote 55,670,886 shares of Class A Common Stock as follows: (i) 2,000,000 shares of Class A Common Stock held by Aspen, (ii) 55,454,220 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series C Preferred Stock held by Aspen, and (iii) 216,666 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4. GAC has the power to vote 57,730,886 shares of Class A Common Stock as follows: (i) 2,000,000 shares of Class A Common Stock held by Aspen, (ii) 55,454,220 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series C Preferred Stock held by Aspen, (iii) 216,666 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by GAC. All of GAC’s voting power is shared with Aspen, except with respect to the 60,000 shares of Class A Common Stock subject to immediately exercisable stock options owned by GAC (assuming the exercise of such options).

     Atlantis has the shared power to vote 57,743,108 shares of Class A Common Stock as follows: (i) 2,000,000 shares of Class A Common Stock held by Atlantis, (ii) 55,454,220 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all the Series C Preferred Stock held by Atlantis, and (iii) 288,888 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4. RJC has the power to vote 57,803,108 shares of Class A Common Stock as follows: (i) 2,000,000 shares of Class A Common Stock held by Atlantis, (ii) 55,454,220 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all the Series C Preferred Stock held by Atlantis, (iii) 288,888 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by RJC. All of RJC’s voting power is shared with Atlantis, except with respect to the 60,000 shares of Class A Common Stock subject to immediately exercisable stock options owned by RJC (assuming the exercise of such options).

     Aspen has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Aspen). Through his control of Aspen, GAC has the power to dispose of 57,514,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Aspen, and the exercise of his options to purchase 60,000 shares of Class A Common Stock).

     Atlantis has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Atlantis). Through his control of Atlantis, RJC has the power to dispose of 57,514,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Atlantis, and the exercise of his options to purchase 60,000 shares of Class A Common Stock).

     Upon the conversion of all the Series C Preferred Stock beneficially owned by it, Aspen would beneficially own 57,670,886 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the 122,740,951 shares of Class A Common Stock that would be issued and outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the 11% senior convertible notes of AOL-LA currently owned by AOL Time Warner (the “AOLTW Notes"), and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, Aspen would beneficially own approximately 17.1% of the 336,812,130 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by him, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, GAC would beneficially own 57,730,886 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the shares of Class A Common Stock that would be issued and outstanding after such conversion and exercise. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, GAC would beneficially own approximately 17.1% of the 336,812,130 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by it, Atlantis would beneficially own 57,743,108 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the shares of Class A Common Stock that would be issued and outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, Atlantis would beneficially own approximately 17.1% of the 336,812,130 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by him, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, RJC would beneficially own 57,803,108 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the shares of Class A Common Stock that would be issued and outstanding after such conversion and exercise. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, RJC would beneficially own approximately 17.1% of the 336,812,130 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a “group” is deemed to exist by virtue of the Second Amended and Restated Stockholders’ Agreement, the AOL Voting Agreement, the Second Amended and Restated AOL-ODC Registration Rights Agreement and the Conversion Voting Agreement (each as described in Item 6), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the AOL Group. As of the date hereof, the AOL Group beneficially owns (i) 4,000,000 shares of Class A Common Stock, (ii) 116,010,456 shares of Series B Preferred Stock, which represents all of such Series B Preferred Stock outstanding, (iii) currently exercisable options to purchase 300,000 shares of Class A Common Stock, (iv) 25,356,365 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of both the AOLTW Notes and the shares of Series B Preferred Stock issued to AOL Time Warner as payment of interest due on such Notes as of September 30, 2002, and (v) warrants to purchase 16,541,250 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class B Common Stock or Class A Common Stock. Shares of Series B Preferred Stock are convertible into Class B Common Stock at any time, on a one share for one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, on a one share for one share basis. As of the date hereof, the AOL Group beneficially owns an aggregate of 162,208,071 shares of Class A Common Stock, or approximately 48.2% of the 336,812,130 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the AOL Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a “group” is deemed to exist by virtue of the Banco Itaú Registration Rights Agreement ( as defined in Item 6), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itaú Reporting Persons. As of the date hereof, the Banco Itaú Reporting Persons beneficially own 35,937,840 shares of Class A Common Stock, or approximately 10.7% of the 336,812,130 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the AOLTW Notes and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itaú Reporting Persons.

     Other than as set forth in this Statement, to the best of the Reporting Persons’ knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, by any subsidiary or affiliate of the Reporting Persons.

     References to, and descriptions of, the Second Amended and Restated Stockholders’ Agreement, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Voting Agreement and Irrevocable Proxy, the Banco Itaú Registration Rights Agreement, the AOL Voting Agreement and the Conversion Voting Agreement, are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 5, and are incorporated in this Item 5 in its entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by deleting the last three paragraphs thereof and adding the following in lieu thereof:

     Pursuant to the Stock Purchase Agreement described in Items 4 and 6 of the Statement, on June 1, 2001, AOL purchased an additional 4,717,374 shares of Series D Preferred Stock, and each of Aspen and Atlantis purchased an additional 2,268,339 shares of Series E Preferred Stock, in each case at a price of $4.6875 per share. On July 31, 2001, at AOL-LA’s Annual Meeting of Stockholders, AOL-LA’s stockholders approved a proposal to amend the certificate of incorporation of AOL-LA to change the liquidation preference of the Series B Preferred Stock and Series C Preferred Stock. Pursuant to the terms of the Series D Preferred Stock and Series E Preferred Stock, upon filing of AOL-LA’s Restated Certificate of Incorporation on July 31, 2001, the Series D Preferred Stock and Series E Preferred Stock then outstanding were automatically converted on a one-to-one basis into shares of Series B Preferred Stock and Series C Preferred Stock, respectively. Also pursuant to the Stock Purchase Agreement, on August 1, 2001, AOL purchased 4,717,374 shares of Series B Preferred Stock, and each of Aspen and Atlantis purchased an aggregate of 2,268,339 shares of Series C Preferred Stock, in each case at a price of $4.6875 per share.

     In connection with that certain Note Purchase Agreement, dated as of March 8, 2002, between AOL-LA and AOL Time Warner, ODC entered into a voting agreement, dated as of March 8, 2002 with the AOL Group (the “AOL Voting Agreement"), pursuant to which the parties thereto, subject to certain conditions, agreed to vote all shares of AOL-LA’s capital stock owned by them in favor of certain proposals to be presented at a meeting of the holders of AOL-LA’s stockholders, including a proposal to amend the Restated Certificate of Incorporation of AOL-LA in order to change the liquidation preference of the Series B Preferred Stock.

     The Second Amended and Restated Stockholders Agreement, dated as of March 8, 2002, among AOL, ODC and AOL-LA and, for limited purposes, AOL Time Warner (the “Second Amended and Restated Stockholders Agreement"), amended the existing Stockholders Agreement in order to, among other things, (a) add AOL Time Warner as a party for certain limited purposes, including (i) to agree to vote all of the shares of AOL-LA capital stock held by AOL Time Warner to elect the four directors nominated by the Special Committee for election by the holders of all shares of AOL-LA’s outstanding capital stock, voting together and (ii) to agree to certain restrictions on AOL Time Warner’s ability to transfer equity securities of AOL-LA and (b) to provide that, in the event that shares of Series F Preferred Stock or Series B Preferred Stock are held by an entity other than AOL Time Warner or a wholly-owned affiliate of AOL Time Warner, or shares of Series C Preferred Stock are held by an entity other than ODC or a wholly-owned affiliate of ODC, GAC, RJC and/or their lineal descendents and/or any trusts for the benefit of such persons, then all shares transferred to or held by such entity are required to be converted from Series F Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as applicable, into that number of shares of Class B Common Stock or Class C Common Stock, as applicable, into which such shares are then convertible, and any shares of Class B Common Stock or Class C Common Stock held by such entity (including such shares of Class B Common Stock and Class C Common Stock issued upon conversion of Series F Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as applicable) are required to be converted into that number of shares of Class A Common Stock into which such shares are then convertible.

     The Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, among AOL Time Warner, AOL, ODC and AOL-LA (the “Second Amended and Restated AOL-ODC Registration Rights Agreement"), amended the existing AOL-ODC Registration Rights Agreement in order to, among other things, (i) grant AOL Time Warner (or any subsidiary of AOL Time Warner who becomes a party to the agreement pursuant to its terms) rights to cause AOL-LA to register shares of Class A Common Stock held or acquired from time to time by or issuable at any time to AOL Time Warner or such subsidiary upon conversion, directly or indirectly, of the AOLTW Notes, or payment of dividends or interest in the form of capital stock and (ii) include AOL Time Warner as an indemnified party thereunder.

     Subject to the terms of the Conversion Agreement, if the closing bid price of the Class A Common Stock on the SmallCap Market is at or above $0.19 on the Panel Decision Date (as defined in Item 4), then AOL and ODC will be obligated to convert a number of shares of Series B Preferred Stock and Series C Preferred Stock, as applicable, into Class A Common Stock as follows: (1) if the closing bid price is at least $0.21 on the Panel Decision Date, the number of shares of Series B Preferred Stock and Series C Preferred Stock to be converted on the Panel Decision Date will be equal to the number of shares of Class A Common Stock required for the market value of all outstanding shares of Class A Common Stock after giving effect to the conversion to be equal to $40,000,000 or (2) if the closing bid price is below $0.21 but equal to or above $0.19, the number of shares of Series B Preferred Stock and Series C Preferred Stock to be converted on the Panel Decision Date will be that number which, after giving effect to the conversion, will cause the number of outstanding shares of Class A Common Stock to equal 190,476,190. The Proposed Conversion will be effected on a pro rata basis based on the total number of outstanding shares of B Stock, C Stock and Class A Common Stock held by each of AOL (including its wholly-owned affiliates and employees) and ODC (including its wholly-owned affiliates, employees and GAC, RJC and/or their lineal descendents, and/or any trusts for the benefit of such persons) as of October 3, 2002. In no event, however, will the number of shares of Series B Preferred Stock and Series C Preferred Stock converted into Class A Common Stock pursuant to the Conversion Agreement reduce either AOL’s ownership of Series B Preferred Stock or ODC’s ownership of Series C Preferred Stock to less than 57,360,818 shares and 52,339,482 shares, respectively. The Proposed Conversion, if consummated, will therefore not cause either AOL or ODC to lose their respective rights as holders of B Stock and C Stock as set forth in the Charter.

     Neither AOL nor ODC will be obligated to effect the Proposed Conversion on the Panel Decision Date pursuant to the terms of the Conversion Agreement, if, among other things: (i) the Listing Qualifications Panel issues a Conditional Decision (as defined in Item 4) on the Panel Decision Date, and such Conditional Decision is not accepted in writing by each of AOL and ODC on or before the Deferred Conversion Date; (ii) the representations and warranties of AOL-LA as set forth in the Conversion Agreement are inaccurate; (iii) AOL-LA fails to perform all its covenants, agreements and conditions set forth in the Conversion Agreement; (iv) immediately prior to, and immediately after giving effect to, the Proposed Conversion, AOL-LA will have met or will meet each requirement for continued listing on the SmallCap Market, except for (x) the $35,000,000 market value of listed securities requirement as set forth in the Rule, and (y) the $1 minimum bid price per share requirement as set forth in NASDAQ Marketplace Rule 4310(c)(4) or (v) any action, suit, investigation or proceeding is pending against AOL-LA which would materially adversely affect the consummation of the transactions contemplated by the Conversion Agreement or the expected benefits of the Proposed Conversion.

     In the event that the terms of the Conditional Decision are accepted, neither AOL nor ODC will be obligated to effect the Proposed Conversion pursuant to the terms of the Conversion Agreement on the Deferred Conversion Date, unless, among other things, (i) the closing bid price of the Class A Common Stock is equal to or above $0.19 and (ii) the conversion on such date shall cause the market value of the outstanding Class A Common Stock, after giving effect to such conversion, to equal or exceed $35,000,000.

     Each of AOL, ODC or AOL-LA may immediately terminate the Conversion Agreement upon delivery of written notice to the other parties provided that: (i) the closing bid price of a share of Class A Common Stock is less than $0.19 on the Panel Decision Date or, if applicable, the Deferred Conversion Date, (ii) the market value of the outstanding Class A Common Stock equals or exceeds $40,000,000 on the Panel Decision Date or, if applicable, the Deferred Conversion Date or (iii) the Proposed Conversion will not have taken place by March 31, 2003. In addition, AOL-LA may terminate the Conversion Agreement if, in its reasonable judgment, the decision of the Listing Qualifications Panel would, among other things, significantly impair its ability to maintain continued listing of the Class A Common Stock on the SmallCap Market or to realize the benefit of the Conversion Charter Amendment (as described below).

     After the Proposed Conversion, in accordance with the terms of the Conversion Agreement, AOL-LA will be required to take certain steps, subject to certain conditions, in order to amend its Charter to reduce the number of shares of B Stock and C Stock that each of AOL and ODC is required to own in order to maintain their respective class rights as holders of such stock (as described in Item 4 of the Statement). This amendment to the Charter (the “Conversion Charter Amendment") is attached as Exhibit A to the Conversion Agreement, which is attached as Exhibit 15 to Amendment No. 5. The ownership threshold applicable to each of AOL and ODC will be reduced by the number of shares of Series B Preferred Stock and Series C Preferred Stock that are converted into Class A Common Stock pursuant to the Conversion Agreement or converted in the future at the request of AOL-LA in order to meet the continued listing requirements of the NASDAQ Stock Market. Upon sale of such Class A Common Stock by AOL to any person other than a wholly-owned affiliate (as defined in the Charter) or by ODC to any person other than ODC or any wholly-owned affiliate (both as defined in the Charter), the required ownership thresholds of AOL or ODC, as applicable, will increase on a one-for-one basis until such threshold reaches its original amount.

     In connection with the Conversion Agreement, AOL Time Warner, AOL and ODC have entered into a voting agreement, dated as of October 3, 2002 (the “Conversion Voting Agreement"), pursuant to which each party thereto agrees to vote its shares of AOL-LA capital stock in favor of the Conversion Charter Amendment.

     References to, and descriptions of, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement, the AOL Voting Agreement, the Conversion Agreement, the Conversion Voting Agreement and the Conversion Charter Amendment are qualified in their entirety by reference to the copies of such documents included as exhibits to this Amendment No. 5, which are incorporated in this Item 6 in their entirety where such references and descriptions appear.

     To the best of the Reporting Persons’ knowledge, except as described in the Statement and this Amendment No. 5, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding the following Exhibits thereto:

Exhibit Number	Description

11	Second Amended and Restated Stockholders’ Agreement, dated as of March 8, 2002 by and among America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC and America Online Latin America, Inc. and, for limited purposes, AOL Time Warner Inc. (filed as Exhibit 10.2 to America Online Latin America, Inc.’s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein)(portions of the exhibit incorporated by reference contain confidential information and have been omitted and filed separately with the Commission)

12	Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, by and among America Online Latin America, Inc., AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC. (filed as Exhibit 10.4 to America Online Latin America Inc.’s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein)

13	Voting Agreement, dated as of March 8, 2002, by and among AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC (filed as Exhibit 7 to the AOL Group’s Amendment No. 4 to Schedule 13D filed on April 5, 2002 and incorporated herein by reference)

14	AOL-LA America Online Latin America, Inc.’s Restated Certificate of Incorporation (filed as Exhibit 3.1 to America Online Latin America, Inc.’s Annual Report on Form 10Q-K filed on April 1, 2002 and incorporated by reference herein)

15	Preferred Stock Conversion Agreement dated as of October 3, 2002, among America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC and America Online Latin America, Inc. (filed as Exhibit 99.2 to America Online Latin America, Inc.’s Current Report on Form 8-K filed on October 7, 2002 and incorporated by reference herein)

16	Voting Agreement, dated as of October 3, 2002, among AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPEN INVESTMENTS LLC

Date: October 16, 2002	By: /s/ Cristina Pieretti

Title: Executive Vice President

ATLANTIS INVESTMENTS LLC

Date: October 16, 2002	By: /s/ Cristina Pieretti

Title: Executive Vice President

Date: October 16, 2002	/s/ Gustavo A. Cisneros

Gustavo A. Cisneros

Date: October 16, 2002	/s/ Ricardo J. Cisneros

Ricardo J. Cisneros

Schedule I

     Addresses of the AOL Group Reporting Persons and Banco Itaú Reporting Persons

AOL Time Warner
75 Rockefeller Plaza
New York, NY 10019

America Online, Inc.
22000 AOL Way
Dulles, VA 20166

Banco Itaú, S.A.
176 Rua Boa Vista
Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itaú Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close –P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itaú, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close –P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Exhibit Index

Exhibit Number	Description

16	Voting Agreement, dated as of October 3, 2002, among AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC.